Exhibit 99.1

PRESS RELEASE

Calgary, June 9, 2017

5 pages

Repsol Oil & Gas Canada Inc. Announces Consent Solicitations and Debt Tender Offers and guarantee of Notes by Repsol SA

CALGARY, Alberta, June 9, 2017 — Repsol Oil & Gas Canada Inc. (formerly known as Talisman Energy Inc.), a Canadian-based upstream oil and gas company (the “Company”), announced today that it commenced solicitations of consents (the “Consent Solicitations”) from holders of its outstanding

•                  7.75% Senior Notes due 2019 (CUSIP No. 87425E AL7 and ISIN No. US87425EAL74) (the “2019 Notes”),

•                  3.75% Senior Notes due 2021 (CUSIP No. 87425E AM5 and ISIN No. US87425EAM57) (the “2021 Notes”),

•                  5.85% Senior Notes due 2037 (CUSIP No. 87425E AJ2 and ISIN No. US87425EAJ29) (the “2037 Notes”),

•                  6.25% Senior Notes due 2038 (CUSIP No. 87425E AK9 and ISIN No. US87425EAK91) (the “2038 Notes”),

•                  5.50% Senior Notes due 2042 (CUSIP No. 87425E AN3 and ISIN No. US87425EAN31) (the “2042 Notes”),

•                  5.75% Senior Notes due 2035 (CUSIP No. 87425E AH6 and ISIN No. US87425EAH62) (the “2035 Notes”) and

•                  7.25% Debentures due 2027 (CUSIP No. 87425E AE3 and ISIN No. US87425EAE32) (the “2027 Debentures” and together with the 2019 Notes, the 2021 Notes, the 2037 Notes, the 2038 Notes, the 2042 Notes and the 2035 Notes, the “Notes”; and each, a “series of Notes”)

for proposed amendments (the “Proposed Amendments”) to certain provisions of the indentures governing the Notes (the “Indentures”), and also commenced tender offers to purchase for cash (the “Tender Offers” and each a “Tender Offer”) any and all of the outstanding Notes.

The Company also announced that Repsol, S.A., a sociedad anónima organized in Spain (the “Guarantor”), has fully and unconditionally guaranteed the due and punctual payment of the principal of, premium, if any, and interest on each series of Notes, when and as the same shall become due and payable (the “Guarantees”). The Guarantees will remain effective regardless of the outcome of the Consent Solicitations and the Tender Offers.

Holders have the option to either:

(1) deliver consents at or prior to the Consent/Early Tender Deadline (as defined below) without tendering the related Notes; or

(2) tender Notes and thereby deliver the related consents at or prior to the Expiration Time (as defined below), provided that holders must tender at or prior to the Consent/Early Tender Deadline (as defined below) to be eligible to receive the Total Consideration (as defined below).

Holders may validly deliver consents without also tendering Notes.

Upon the terms and subject to the conditions of the Consent Solicitations, holders delivering consents without tendering the related Notes will receive the Consent Only Payment of U.S.$2.50 per U.S.$1,000 principal amount of Notes (the “Consent Only Payment”) on the initial settlement date, which is expected to be June 27, 2017 (the “Initial Settlement Date”), provided that such holders validly deliver consents (without also tendering the related Notes) at or prior to the consent/early tender deadline of 5:00 p.m., New York City time, on June 22, 2017, unless extended or earlier terminated by the Company in its sole discretion, subject to applicable law (such time and date, as the same may be extended or earlier terminated with respect to each series of Notes, the “Consent/Early Tender Deadline”).

The Proposed Amendments would amend the reporting covenant and eliminate the merger covenant in the Indentures, as well as make certain other related changes. The purpose of the Consent Solicitations is to effect the Proposed Amendments to reduce administrative complexity and provide operational and financial flexibility for the Company and its affiliates.

Adoption of the Proposed Amendments requires the consent of the holders of at least a majority in principal amount of each series of Notes then outstanding affected thereby (or in the case of the Proposed Amendments with respect to the 2027 Debentures, holders of at least 66 2/3% in principal amount of the 2027 Debentures then outstanding).

Holders of Notes who validly deliver consents at or prior to the Consent/Early Tender Deadline, without also tendering the related Notes, and do not validly revoke their consents at or prior to the revocation/withdrawal deadline of 5:00 p.m., New York City time, on June 22, 2017, unless extended with respect to a series of Notes by the Company in its sole discretion, subject to applicable law (the “Revocation/Withdrawal Time”), will be eligible to receive the Consent Only Payment in respect of their Notes.

The following table summarizes, with respect to each series of Notes, the applicable Consent Only Payment for each U.S.$1,000 principal amount of Notes.

Title Security	CUSIP Number	ISIN Number	Outstanding Principal Amount(1)	Consent Only Payment(2)

2006 Indenture

7.75% Senior Notes due 2019	87425E AL7	US87425EAL74	U.S.$363,935,000	U.S.$2.50

3.75% Senior Notes due 2021	87425E AM5	US87425EAM57	U.S.$240,726,000	U.S.$2.50

5.85% Senior Notes due 2037	87425E AJ2	US87425EAJ29	U.S.$131,145,000	U.S.$2.50

6.25% Senior Notes due 2038	87425E AK9	US87425EAK91	U.S.$118,813,000	U.S.$2.50

5.50% Senior Notes due 2042	87425E AN3	US87425EAN31	U.S.$96,685,000	U.S.$2.50

2005 Indenture

5.75% Senior Notes due 2035	87425E AH6	US87425EAH62	U.S.$89,494,000	U.S.$2.50

1997 Indenture

7.25% Debentures due 2027	87425E AE3	US87425EAE32	U.S.$54,464,000	U.S.$2.50

(1)                                 As of June 9, 2017.

(2)                                 Per U.S.$1,000 principal amount of Notes as to which consents are validly delivered and not revoked at or prior to the Consent/Early Tender Deadline without the related Notes being tendered.

Holders may tender Notes and thereby deliver the related consents.

Upon the terms and subject to the conditions of the Tender Offers, holders tendering Notes in a Tender Offer will receive in respect of Notes accepted for purchase the applicable Total Consideration (as defined below) or Tender Offer Consideration (as defined below), as the case may be, and accrued and unpaid interest from the applicable last interest payment date to, but not including, the applicable settlement date (“Accrued Interest”), but will not receive the Consent Only Payment. Holders that tender Notes will be automatically deemed to have delivered consents to the Proposed Amendments in respect of such Notes.

Each Tender Offer will expire at 12:00 midnight, New York City time, on July 7, 2017, unless such Tender Offer is extended or earlier terminated by the Company in its sole discretion, subject to applicable law (such time and date with respect to each Tender Offer, as the same may be extended or earlier terminated, the “Expiration Time”). For the avoidance of doubt, as used in this press release, midnight on a particular day refers to the time one minute after 11:59 p.m. on such day.

The following table summarizes, with respect to each series of notes, the applicable Tender Offer Consideration (as defined below) and Total Consideration (as defined below) for each U.S$1,000 principal amount of Notes. Holders tendering Notes will not receive the Consent Only Payment, and instead will receive the Tender Offer Consideration or Total Consideration, as applicable, and Accrued Interest in respect of Notes accepted for purchase.

Title Security	CUSIP Number	ISIN Number	Outstanding Principal Amount(1)	Tender Offer Consideration(2)(3)	Total Consideration(2)(3)

2006 Indenture

7.75% Senior Notes due 2019	87425E AL7	US87425EAL74	U.S.$363,935,000	U.S.$1,057.50	U.S.$1,087.50

3.75% Senior Notes due 2021	87425E AM5	US87425EAM57	U.S.$240,726,000	U.S.$970.00	U.S.$1,000.00

5.85% Senior Notes due 2037	87425E AJ2	US87425EAJ29	U.S.$131,145,000	U.S.$970.00	U.S.$1,000.00

6.25% Senior Notes due 2038	87425E AK9	US87425EAK91	U.S.$118,813,000	U.S.$970.00	U.S.$1,000.00

5.50% Senior Notes due 2042	87425E AN3	US87425EAN31	U.S.$96,685,000	U.S.$925.00	U.S.$955.00

2005 Indenture

5.75% Senior Notes due 2035	87425E AH6	US87425EAH62	U.S.$89,494,000	U.S.$930.00	U.S.$960.00

1997 Indenture

7.25% Debentures due 2027	87425E AE3	US87425EAE32	U.S.$54,464,000	U.S.$1,105.00	U.S.$1,135.00

(1)                                 As of June 9, 2017.

(2)                                 Per U.S.$1,000 principal amount of Notes accepted for purchase.

(3)                                 Excludes Accrued Interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

Holders that validly tender their Notes and thereby deliver their consents at or prior to the Consent/Early Tender Deadline, and do not validly revoke such consents and concurrently withdraw such Notes at or prior to the Revocation/Withdrawal Time, will be eligible to receive on the Initial Settlement Date the amount set forth under the column “Total Consideration” in the table above with respect to their Notes (the “Total Consideration”), plus Accrued Interest.

Holders of Notes that are validly tendered (and not validly withdrawn), and who validly deliver Consents to the Proposed Amendments, after the Consent/Early Tender Deadline but at or prior to the Expiration Time, and accepted for purchase, will be entitled to receive on the final settlement date, which is expected to be July 12, 2017, the amount set forth under the column “Tender Offer Consideration” in the table above with respect to their Notes accepted for purchase (the “Tender Offer Consideration”), plus Accrued Interest.

A holder that has previously tendered Notes may not revoke a consent without withdrawing the previously tendered Notes to which such consent relates.  Consents may only be revoked, and Notes withdrawn, prior to the Revocation/Withdrawal Time, unless extended by the Company in its sole discretion, subject to applicable law. The Company will not be required to extend the Revocation/Withdrawal Time, or to reinstate revocation or withdrawal rights, in the event that it, in its sole discretion, waives one or more conditions to the Consent Solicitations and/or the Tender Offers, which conditions may relate to one or more series of Notes.

The Consent Solicitations and the Tender Offers are being made on the terms and subject to the conditions set forth in the Consent Solicitation Statement and Offer to Purchase dated June 9, 2017 (the “Consent Solicitation Statement and Offer to Purchase”), and related consent and letter of transmittal.

Consummation of the Consent Solicitations and the Tender Offers are subject to the satisfaction or waiver of the conditions set forth in the Consent Solicitation Statement and Offer to Purchase, including but not limited to the receipt of the requisite consents in respect of all series of Notes.  The Company may amend, extend or terminate the Consent Solicitations and the Tender Offers with respect to one or more series of Notes in its sole discretion, subject to applicable law.

This press release is not a solicitation of consents with respect to the Proposed Amendments or any Notes.  In addition, this press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes.  The Consent Solicitations and the Tender Offers are being made only pursuant to the Consent Solicitation Statement and Offer to Purchase and related consent and letter of transmittal, copies of which will be delivered to holders of the Notes.  Persons with questions regarding the Consent Solicitations and the Tender Offers should contact the solicitation agents and dealer managers, Barclays Capital Inc. at (800) 438-3242 (U.S. toll free), (212) 528-7581 (collect) or +44 20 3134 8515 (international) and Merrill Lynch, Pierce, Fenner & Smith Incorporated at (888) 292-0070 (U.S. toll free), (980) 387-2907 (collect) or +44 20 7996 5420 (international) or the information agent, tabulation agent and tender agent D.F. King & Co., Inc., at (212) 269-5550 (banks and brokers) or (800) 499-8541 (toll-free) or email at repsol@dfking.com.

About Repsol Oil & Gas Canada Inc.

Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly-owned subsidiary of the Spanish integrated energy company Repsol, S.A..

Forward-Looking Statements

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”). This forward-looking information includes, among others, statements regarding the terms and timing for completion of the Consent Solicitations and the Tender Offers.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to risks related to the successful consummation of the Consent Solicitations and the Tender Offers.

The above-mentioned risk factors are not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in the Company’s most recent Annual Information Form, dated February 23, 2017 (included in the Company’s Annual Report on Form 40-F, dated February 23, 2017), and Restated Management’s Discussion and Analysis, dated May 12, 2017 (included in the Company’s Annual Report on Form 40-F/A, dated May 12, 2017) and Interim Management’s Discussion and Analysis dated May 12, 2017 (included in the Company’s Report of Foreign Private Issuer on Form 6-K, dated May 12, 2017). In addition, information is available in the Company’s other reports on file with the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

34 917 538 100

34 917 538 000

34 913 489 000 (Fax)

www.repsol.com